UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Farmmi, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G33277 107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G33277 107	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS FarmNet Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 10,000,000 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 10,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 83.8% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Consists of 10,000,000 ordinary shares held directly by FarmNet Limited. Yefang Zhang is the sole director of FarmNet Limited and sole voting and dispositive power over all shares held by FarmNet Limited.

(2) This percentage is calculated based upon 11,932,000 ordinary shares outstanding, including (1) 11,680,000 ordinary shares as set forth in the Issuer’s prospectus filed with the Securities Exchange (the “SEC”) on February 20, 2018; and (2) 252,000 ordinary shares issued on February 23, 2018 as set forth in the exhibit in the Issuer’s 6-K filed with the SEC on February 23, 2018.

Cusip No. G33277 107	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS Yefang Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable
3.	SEC ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Philippines

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 10,000,000 (1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 10,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 83.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of 10,000,000 ordinary shares held directly by FarmNet Limited. Yefang Zhang is the sole director of FarmNet Limited and sole voting and dispositive power over all shares held by FarmNet Limited.

(2) This percentage is calculated based upon 11,932,000 ordinary shares outstanding, including (1) 11,680,000 ordinary shares as set forth in the Issuer’s prospectus filed with the Securities Exchange (the “SEC”) on February 20, 2018; and (2) 252,000 ordinary shares issued on February 23, 2018 as set forth in the exhibit in the Issuer’s 6-K filed with the SEC on February 23, 2018.

Cusip No. G33277 107	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:
Farmmi, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
No. 307, Tianning Industrial Area Lishui, Zhejiang Province China 323000

Item 2(a).	Name of Person Filing:
FarmNet Limited
Yefang Zhang

Item 2(b).	Address of Principal Business Office or, if none, Residence:
FarmNet Limited c/o Yefang Zhang No. 307, Tianning Industrial Area Lishui, Zhejiang Province China 323000

Yefang Zhang c/o Farmmi, Inc. No. 307, Tianning Industrial Area Lishui, Zhejiang Province China 323000

Item 2(c).	Citizenship:
FarmNet Limited – Cayman Islands
Yefang Zhang – Philippines

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
G33277 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. G33277 107	13G	Page 5 of 6 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
FarmNet Limited	10,000,000	83.8%		10,000,000		10,000,000
Yefang Zhang	10,000,000	83.8%		10,000,000		10,000,000

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

Cusip No. G33277 107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2018

FarmNet Limited

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Director

Yefang Zhang
/s/ Yefang Zhang

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement